DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

212 450 6095

November 18, 2005

Telesp Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 333-09470

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Telesp Celular Participações S.A., a Brazilian corporation (“TCP” or the “Company”), please find attached as Attachment A TCP’s response to the Staff’s comment included in its letter dated October 25, 2005 in connection with its review of TCP’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TCP would be pleased to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELESP CELULAR PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 37. Summary of the Differences Between BR CL and US GAAP, page F-54.

h. Earnings per Share, page F-61

1.	Tell us your basis for allocating net losses equally to preferred and common shareholders in your calculation of earnings per share under US GAAP. Tell us the provisions of your preferred stock agreement with respect to net losses. In addition, tell us the impact, if any, that you expect the adoption of EITF 03-6 to have on your accounting treatment.

     We advise the Staff that pursuant to the Company’s by-laws, dividends are paid to preferred shareholders only after accumulated losses are compensated. Additionally, in accordance with Brazilian Corporate Law, preferred shareholders are entitled to redeem their shares in the event that they disagree with certain decisions taken at the general shareholders’ meeting (i.e. significant (i) changes in legal structure, (ii) acquisitions or dispositions, (iii) changes in by-laws, etc.). The redemption price to be paid by the Company is the book value of the preferred shares which is net of accumulated losses, if applicable. Consequently, losses have historically been allocated to both common and preferred shareholders. We believe that this represents a contractual obligation to share in the losses of the issuing entity as described in Issue 4 of EITF 03-6. As such, we do not believe that the adoption of EITF 03-6 will have an impact on the Company.

h. Derivative Financial Instruments, page F-66

2.	We note your response to prior comment 9. Clarify for us whether all of the derivatives accounted for as fair value hedges relate to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan. Please note that if any of these transactions relate to the conversion of a variable-rate, foreign currency-denominated loan into a variable-rate, functional

A – 1

currency-denominated loan, we believe that they should be characterized as a fair value hedge of the foreign-currency risk only.

In addition, if these derivatives relate to the conversion of a fixed-rate, foreign currency-denominated loan into a variable-rate, functional currency-denominated loan, please explain in more detail the methodology that you use to determine the fair value of the hedged item. In this regard, it appears to us that you should remeasure the foreign-currency denominated debt instrument first in its contractual currency for changes in interest rates in that currency and then based in the spot exchange rate.

     We advise the Staff that all of the derivatives that have been accounted for as fair value hedges are related to transactions in which a fixed-rate, foreign currency-denominated loan is converted into a variable-rate, functional currency-denominated loan. We further advise the Staff that we use a discounted cash flow analysis to determine the fair value of the hedged fixed-rate, foreign currency-denominated loan. In this regard, we first calculate the projected cash flows of the loan in the foreign currency using the contractual rate. We then discount the projected cash flows using the current market rate which is obtained from the Bolsa de Mercadorias e Futuros (Brazilian Commodities and Forwards Exchange) to determine the fair value of the debt in its foreign currency. The fair value of the debt in foreign currency is then translated to the functional currency using the spot exchange rate obtained from the Brazilian Central Bank. In response to the Staff’s comment, we undertake to clarify the disclosure in our subsequent 20-F filings.

A – 2

TELESP CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELESP CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 18th day of November, 2005.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

	Name:	Paulo Cesar Pereira Teixeira
	Title:	Executive Vice President for Operations